UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number  333-07828

VIRGIN EXPRESS HOLDINGS PLC

(Translation of registrant’s name into English)

England

(Jurisdiction of incorporation or organization

120 Campden Hill Road, London, W8 7AR England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒           Form 40-F    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934)

Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b). 82-                           .)

The purpose of this Form 6-K is to file with the Commission the attached press release issued by the Company on April 12, 2005.

Press Release

ANNOUNCEMENT BY VIRGIN EXPRESS HOLDINGS PLC

Common ownership of Virgin Express NV/SA and SNBA successfully completed - Virgin Express PLC to offer exit price of € 1 per share to its shareholders and to delist

London, 12th April 2005 – Virgin Express Holdings PLC (“VEX PLC”) (Euronext Brussels: VIRE; OTC Bulletin Board: VIRGY) is pleased to announce that the agreement of 5th October, 2004 to place Virgin Express NV/SA and SN Brussels Airlines (DAT) under the common ownership of SN Airholding (“SN Air”) (the “Agreement”) has come into force today.

Equity Structure of SN Air

The conditions precedent to the Agreement have all been satisfied well in advance of the 30th June 2005 deadline. Accordingly, as provided in the Agreement, VEX PLC has contributed all of its shares in Virgin Express NV/SA into SN Air for an agreed value of €54 million in consideration for an issue of shares in SN Air.

VEX PLC now owns 29.9% of the fully diluted share capital of SN Air, the remaining 70.1% remaining held by the present shareholders of SN Air.

SN Air consequently now owns 100% of the shares in Virgin Express NV/SA and 92% in the shares of SN Brussels Airlines (DAT), the remaining 8% being held by Sabena Interservice Center in liquidation.

€ 1 per share Exit Proposal

At the time of negotiating the final terms of the Agreement, VEX PLC entered into discussions with its majority shareholder and main creditor, Virgin Sky Investments Limited (“VSIL”), with a view to making the minority shareholders of VEX PLC a favourable exit proposal. The principle of the exit strategy and the exit price was announced by VEX PLC in its press release of 6th October 2004. The structure of this proposal, which could not be finalised until completion of the Agreement, is the culmination of detailed negotiations by VEX PLC with VSIL. The gross amount that will be paid to minority shareholders will be €1 per share. The net amount that minority shareholders will receive depends on a number of factors, including their tax residence and the base cost in their shares. Belgian individual shareholders will receive €0.901 per share after taxes, without prejudice to the transaction costs.

The details of the structure of the €1 a share exit proposal are set out in a circular to be posted to VEX PLC shareholders. In summary, VSIL will fund the €1 a share exit by a combination of the following:

(i)            acquiring VEX PLC’s shares in SN Air for €54m in cash, that amount being the arm’s length value set by completion of the Agreement and confirmed by SN Air auditors;

(ii)           agreeing to forgo the majority of its entitlement to €1 a share in respect of its own shareholding;

(iii)          agreeing to take over all the rights and liabilities of VEX PLC under the Agreement, including warranty and indemnity liability.

This funding structure, which is to be implemented both directly by VSIL and through one of its wholly owned subsidiaries, Vexair Limited, is subject to VEX PLC shareholder approval at the shareholders’ meeting to be held on 9th May 2005. The structure of the exit proposal required SN Air consent and in connection with this the granting of this consent some amendments to the put and call options over the SN Air shares have been made which further limit the precise circumstances in which either of the options can be exercised.

The price of €1 gross per share which is proposed to be paid to the minority shareholders was negotiated with VSIL on the basis of the price at which VEX PLC last raised money in the public markets (June 2003). The €1 price is considerably higher than the value that the minority shareholders could reasonably expect to realise in a liquidation scenario in the absence of support from the Virgin Group.

Delisting

On 9th May 2005 the shareholders of VEX PLC will convene to vote on its solvent voluntary liquidation. If approved, the liquidation will become effective and the distribution of the €1 exit price to the shareholders is expected to take place by 8th June 2005.

In addition a request will be filed for delisting the VEX PLC’s securities from Euronext. Such delisting is anticipated to occur at the same time as the distribution of the €1 exit price has commenced. Finally, at the time the distribution has commenced or as soon as practicable thereafter VEX PLC will terminate its periodic reporting obligations under the United States Securities Exchange Act of 1934 by filing a certification on Form 15 that it has fewer than 300 shareholders resident in the United States.

Information

All necessary information on the members voluntary liquidation will be made available to the shareholders simultaneously with the call notice for the Extraordinary General Meeting of VEX PLC (which will decide upon the matter) on the VEX PLC website (www.virgin-express.com), at the offices of Eversheds LLP, Senator House, 85, Queen Victoria Street, London EC4V 4JL, and at ING (www.ing.be), 24 Avenue Marnix – Marnixlaan at 1000 Brussels, Belgium during normal hours on any weekday (Saturday and public holidays excepted) until 9 May 2005.

Statement of the Chairman

Mr David Hoare stated: “We are very pleased to have successfully completed the common ownership of Virgin Express NV/SA and SN Brussels Airlines. Joining forces with SN Brussels Airlines will be good for our shareholders, our staff our customers and for the health of the Belgian airline industry.”

Important Information Regarding the Proposed Exit for Equity Shareholders

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell, in the United States or elsewhere, American depositary shares or International depositary shares of Virgin Express Holdings plc. The circular referred to above and any other documents describing the exit proposal will be furnished in Form 6-K to the U.S. Securities and Exchange Commission when available and thereafter may be obtained through the Commission’s internet address at: http://www.sec.gov without charge.

Media Relations: Yves Panneels, Corporate Communication Manager Virgin Express Holdings PLC tel. +32 (0)478 48 25 74

SIGNATURES

Pursuant the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN EXPRESS HOLDINGS PLC
(Registrant)

Date: April 12, 2005	By:	/s/ Neil Burrows
Name: Neil Burrows
Title: Managing Director